FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                  8 March 2004

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



 International Power signs Agreement to Acquire stakes in two Power Stations in
                              Turkey and Pakistan


(London - 8 March 2004) International Power plc ("IPR") today announces it has signed an agreement to acquire a 31% interest in the 478 MW Trakya CCGT facility in Turkey and a 40% interest in the 586 MW Uch CCGT facility in Pakistan. The interests will be acquired from Powergen for a total acquisition price of GBP21 million and the assumption of contingent liabilities up to a further GBP8.6 million. Completion is subject to the satisfaction of certain conditions precedent.


These acquisitions will be immediately earnings enhancing, and will strengthen the contracted base of IPR's asset portfolio. Trakya is a complementary plant to IPR's existing Uni-Mar investment and will enhance the company's position in this important European market.



For further information please contact:


Aarti Singhal
+44 (0)20 7320 8681


About International Power:

International Power plc is a global independent power generation company with interests in over 25 operational power stations that have a combined generation capacity of 16,840 MW (gross). Among the countries where it has facilities in operation or under construction are Australia, the United States, the United Kingdom, the Czech Republic, the UAE, Portugal, Turkey, Malaysia, Pakistan and Thailand. International Power is listed on the London Stock Exchange and the New York Stock Exchange. The ticker symbol on both stock exchanges is "IPR".




                                                INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary